UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

NUTANIX, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.000025 PER SHARE

(Title of Class of Securities)

67059N108

(CUSIP Number)

DECEMBER 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059N108

1.	Name of Reporting Persons Blumberg Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,991,344 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,991,344 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,991,344 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 25.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Blumberg Capital II, L.P. (“BC II”), Blumberg Capital Management II, L.L.C. (“BCM II”) and David J. Blumberg (“Blumberg” and, together with BC II and BCM II, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by BC II.  BCM II is the sole general partner of BC II and owns no shares of the issuer directly.  Blumberg is the managing director of BCM II and owns no shares of the issuer directly   BCM II and Blumberg have voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3)  The beneficial ownership percentage is based on a total of 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the issuer.  Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, the Reporting Persons beneficially own 4.9% of the issuer’s outstanding Common Stock as of December 31, 2016.

CUSIP No. 67059N108

1.	Name of Reporting Persons Blumberg Capital Management II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,991,344 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,991,344 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,991,344 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 25.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by Blumberg Capital II, L.P. (“BC II”), Blumberg Capital Management II, L.L.C. (“BCM II”) and David J. Blumberg (“Blumberg” and, together with BC II and BCM II, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by BC II.  BCM II is the sole general partner of BC II and owns no shares of the issuer directly.  Blumberg is the managing director of BCM II and owns no shares of the issuer directly   BCM II and Blumberg have voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3)  The beneficial ownership percentage is based on a total of 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the issuer.  Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, the Reporting Persons beneficially own 4.9% of the issuer’s outstanding Common Stock as of December 31, 2016.

CUSIP No. 67059N108

1.	Name of Reporting Persons David J. Blumberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,991,344 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,991,344 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,991,344 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 25.5% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)  This Schedule 13G is filed by Blumberg Capital II, L.P. (“BC II”), Blumberg Capital Management II, L.L.C. (“BCM II”) and David J. Blumberg (“Blumberg” and, together with BC II and BCM II, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by BC II.  BCM II is the sole general partner of BC II and owns no shares of the issuer directly.  Blumberg is the managing director of BCM II and owns no shares of the issuer directly   BCM II and Blumberg have voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II.

(3)  The beneficial ownership percentage is based on a total of 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the issuer.  Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, the Reporting Persons beneficially own 4.9% of the issuer’s outstanding Common Stock as of December 31, 2016.

CUSIP No. 67059N108

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of common stock of Nutanix, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer Nutanix, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 1740 Technology Drive, Suite 150 San Jose, CA 95110

Item 2(a)	Name of Person Filing Blumberg Capital II, L.P. (“BC II”) Blumberg Capital Management II, L.L.C. (“BCM II”) David J. Blumberg (“Blumberg”)
Item 2(b)	Address of Principal Business Office or, if none, Residence 501 Folsom Street, Suite 400 San Francisco, CA 94105
Item 2(c)	Citizenship BC II - Delaware BCM II - Delaware Blumberg United States of America
Item 2(d)	Title of Class of Securities Class A Common Stock
Item 2(e)	CUSIP Number 67059N108

Item 3
Not applicable.

CUSIP No. 67059N108

Item 4	Ownership

Reporting Persons	Class A Common Stock Held Directly (1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership (1)	Percentage of Class (3)(4)
BC II	6,991,344	6,991,344	6,991,344	6,991,344	25.5%
BCM II (2)	0	6,991,344	6,991,344	6,991,344	25.5%
Blumberg (2)	0	6,991,344	6,991,344	6,991,344	25.5%

(1) Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2016.

(2) BCM II is the sole general partner of BC II and owns no shares of the issuer directly.  Blumberg is the managing director of BCM II and owns no shares of the issuer directly BCM II and Blumberg have voting and dispositive power over the shares held by BC II and may be deemed to beneficially own the shares held by BC II. (3) The beneficial ownership percentage is based on a total of 27,447,876 shares of Class A Common Stock outstanding as of December 31, 2016, as reported to the Reporting Persons by the issuer.  Based on the total of 143,021,952 shares of Common Stock (including 115,574,076 shares of Class B Common Stock) outstanding as of December 31, 2016, the Reporting Persons beneficially own 4.9% of the issuer’s outstanding Common Stock as of December 31, 2016.  (4) The shares beneficially owned by the Reporting Persons represent 0.6% of the combined voting power of the Issuer’s Common Stock as of December 31, 2016.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

CUSIP No. 67059N108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2017	BLUMBERG CAPITAL II, L.P.

BY: BLUMBERG CAPITAL MANAGEMENT II, L.L.C.
ITS: GENERAL PARTNER

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

BLUMBERG CAPITAL MANAGEMENT II, L.L.C.

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

/s/ David J. Blumberg
DAVID J. BLUMBERG

CUSIP No. 67059N108

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Blumberg Capital II, L.P., Blumberg Capital Management II, L.L.C. and David J. Blumberg

CUSIP No. 67059N108

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 14, 2017	BLUMBERG CAPITAL II, L.P.

BY: BLUMBERG CAPITAL MANAGEMENT II, L.L.C.
ITS: GENERAL PARTNER

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

BLUMBERG CAPITAL MANAGEMENT II, L.L.C.

	By:	/s/ David J. Blumberg
David J. Blumberg
Managing Member

/s/ David J. Blumberg
DAVID J. BLUMBERG